The European Warrant Fund, Inc.
N-SAR Filing dated 03/31/2003
Item 77Q3

Section (a)(i): The President and Chief Financial Officer have concluded that, based on his evaluation, the disclosure controls and procedures of The European Warrant Fund, Inc. are reasonably designed to achieve the purposes described in the attached certification, Section (a)(iii).

Section (a)(ii): There were no significant changes in The European Warrant Fund, Inc.'s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Section (a)(iii): Certification of the President and Chief Financial Officer of The European Warrant Fund, Inc. is attached.